UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 25

                      NOTIFICATION OF REMOVAL FROM LISTING
                                     AND/OR
                     REGISTRATION UNDER SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number  333-134540
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         Issuer:  First Trust/Aberdeen Emerging Opportunity Fund
         Exchange: NASDAQ Stock Market LLC
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)


 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532           630-241-4141
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          (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


          Common Share of Beneficial Interest $.01 par value per share
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                      (Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

[ ]   17 CFR 240.12d2-2(a)(1)

[ ]   17 CFR 240.12d2-2(a)(2)

[ ]   17 CFR 240.12d2-2(a)(3)

[ ]   17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR-240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[X] Pursuant to 17 CFR-240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Trust/Aberdeen Emerging Opportunity Fund certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

    December 14, 2007          By /s/ James A. Bowen           President
-------------------------         ----------------------    ---------------
         Date                        James A. Bowen             Title


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(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.



                    PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1654(03-06)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.